Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Waldencast Acquisition Corp. on  Form F-4 of our report dated March 5, 2021, except for paragraph 3 in Note 8 which is dated March 17, 2021, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audit of the financial statements of Waldencast Acquisition Corp. as of December 31, 2020 and for the period from December 8, 2020 (inception) through December 31, 2020, which report appears in the Proxy/Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Proxy/Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
February 11, 2022